EXHIBIT 21

Colorado Interstate Gas Company
Ownership List as of December 31, 2010

Company Name	Jurisdiction of Incorporation	% Held
Colorado Interstate Gas Company	Delaware
CIG Funding Company, L.L.C.	Delaware	100.00
Colorado Interstate Issuing Corporation	Delaware	100.00
WYCO Development LLC	Colorado	50.00